United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-162217).

Exhibits

Fifth Supplemental Indenture, dated as of June 28, 2010, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent to the Indenture dated as of September 30, 2009, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as Trustee.	Exhibit 4.1

Sixth Supplemental Indenture, dated as of June 28, 2010, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent to the Indenture dated as of September 30, 2009, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as Trustee.	Exhibit 4.2

Seventh Supplemental Indenture, dated as of June 28, 2010, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent to the Indenture dated as of September 30, 2009, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as Trustee.	Exhibit 4.3

Specimen of Global Note representing 3.75% Senior Note due 2017 and related Guarantee	Exhibit 4.4

Specimen of Global Note representing 4.75% Senior Note due 2022 and related Guarantee	Exhibit 4.5

Specimen of Global Note representing 5.75% Senior Note due 2030 and related Guarantee	Exhibit 4.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact